FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of February 2, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc - Transactions in own shares

Signet Group plc (the "Company") announces that it has commenced a non-discretionary programme to purchase ordinary shares for cancellation during its close period which commences on 3 February 2007 and is scheduled to end on 18 April  2007.

The buy back programme will be managed by an independent third party, which makes its trading decisions independently of, and uninfluenced by, the Company.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.

The Company confirms that it currently has no unpublished price sensitive information.

Enquiries:
Walker Boyd +44 207 317 9700

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   February 2, 2007